UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Laird Superfood, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

50736T 102

(CUSIP Number)

SEPTEMBER 25, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G

CUSIP No. 50736T 102	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Danone Manifesto Ventures, PBC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 857,194 shares of Common Stock
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 857,194 shares of Common Stock

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,194
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8% (1)
12.	TYPE OF REPORTING PERSON CO

(1)

Percentage based on 8,773,470 shares of Common Stock outstanding, as set forth in the Issuer’s Form 424(b)(4) prospectus filed with the Securities and Exchange Commission on September 23, 2020, which gives effect to the additional 397,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ overallotment option.

13G

CUSIP No. 50736T 102	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Danone S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 857,194 shares of Common Stock, all of which are owned by Danone Manifesto Ventures, PBC
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 857,194 shares of Common Stock, all of which are owned by Danone Manifesto Ventures, PBC

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 857,194
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8% (1)
12.	TYPE OF REPORTING PERSON CO

13G

CUSIP No. 50736T 102	Page 4 of 6 Pages

Item 1(a).	Name of Issuer:

Laird Superfood, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

275 W. Lundgren Mill Drive, Sisters, Oregon 97759

Item 2(a).	Name of Person Filing:

This Statement is being filed by Danone Manifesto Ventures, PBC (“DMV”), and Danone S.A. (“Danone SA”).

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business and principal office of DMV is c/o Danone Manifesto Ventures, PBC, 12 West 21st Street, 12th Floor, New York, NY 10010. The address and principal business and principal office of Danone SA is c/o Danone S.A., 17 boulevard Haussmann, 75009 Paris, France.

Item 2(c).	Citizenship:

Danone Manifesto Ventures, PBC – Delaware, United States

Danone S.A. - France

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

Item 2(e).	CUSIP Number:

50736T 102

Item 3.

Item 4.	Ownership.

These shares are directly held by DMV. DMV is a wholly owned subsidiary of Danone North America Public Benefit Corporation, which is a wholly owned subsidiary of Compagnie Gervais Danone S.A., which is a wholly owned subsidiary of Danone SA. The management of DMV makes the decisions regarding the voting or disposition of these shares, provided that Danone SA may be deemed to share voting and dispositive power with respect to the shares held by DMV.

(a) Amount beneficially owned: 857,194

(b) Percent of class: 9.8%

The foregoing percentage is calculated based on 8,773,470 shares of Common Stock outstanding, as set forth in the Issuer’s Form 424(b)(4) prospectus filed with the Securities and Exchange Commission on September 23, 2020, which gives effect to the additional 397,500 shares of common stock issued and sold by the Issuer to the underwriters pursuant to the underwriters’ overallotment option.

13G

CUSIP No. 50736T 102	Page 5 of 6 Pages

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 857,194

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 857,194

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a “group” for purposes of Rule 13d-5 or for any other purpose.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

13G

CUSIP No. 50736T 102	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2020

Danone Manifesto Ventures, PBC

By:	/s/ Laurent Marcel
Its:	President and Chief Executive Officer

Danone S.A.

By:	/s/ Cécile Cabanis
Its:	EVP, Chief Financial Officer